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LEADING BRANDS, INC.

ANNOUNCES LAUNCH OF LiteBlueTM
REDUCED CALORIE BLUEBERRY JUICE COCKTAIL

VANCOUVER, CANADA, August 23, 2005, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces the launch of LiteBlueTM Reduced Calorie Blueberry Juice Cocktail. The product will initially be available in a rectangular 64oz (1.89 liter) PET bottle in Canada, with an introduction to the United States market to follow later this fiscal year.

Sweetened with a combination of cane sugar and Splenda® brand sweetener, LiteBlueTM contains 50% less calories than the Company’s successful line of TrueBlueTM Blueberry Cocktails. LiteBlueTM is available in two great flavors: traditional Blueberry and new Blueberry Raspberry. As with TrueBlueTM, each 16oz (500ml) glass of LiteBlueTM contains as much juice as a full serving of fresh blueberries[1].

Leading Brands Vice-President of Marketing, Joanne Saunders added: “Unlike other reduced calorie juices, LiteBlueTM is true to the flavor profile of TrueBlueTM with a fresh, natural taste. All of our research and taste testing showed that consumers overwhelmingly love the taste of TrueBlueTM and we were able to capture that in this new, lighter formulation.”

Ms. Saunders continued: “Incorporating Splenda® brand sweetener was important to us as it is widely recognized as the zero calorie sweetener of choice. Splenda® no calorie sweetener is made from sugar so it tastes like sugar. The blend of cane sugar and Splenda® gives LiteBlueTM a refreshing fruit flavor without the unpleasant aftertaste associated with other reduced calorie beverages.”

LiteBlueTM will be available shortly in leading Canadian grocery stores, with a US launch to follow shortly.

Please continue to check out developments with TrueBlueTM and LiteBlueTM on www.trueblueberry.com.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

1According to Canada’s Food Guide, one serving of fresh blueberries equals ½ cup.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) TM offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlueTM, LiteBlueTM, TREK®, Soy2OTM, Pez®100% JuicesTM, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X OriginalsTM, InfinityTM Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build BrandsTM
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com